                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                          FLORAFAX INTERNATIONAL, INC.
                          ----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    339825101
                         ------------------------------
                                 (CUSIP Number)


                               ANDREW W. WILLIAMS
                                 616 Azalea Lane
                            Vero Beach, Florida 32963
                                 (407) 234-4144


                         ------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1998

                         ------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339825101

-------------------------------------------------------------------------------------------------------------------------------

        1.           Name of reporting persons                                                               Andrew W. Williams


                     S.S. or I.R.S. Identification Nos. of Above Persons                                     SSN:  ###-##-####

-------------------------------------------------------------------------------------------------------------------------------


        2.           Check the Appropriate Box if a Member of a Group (See Instructions)                         (a)   [    ]
                                                                                                                 (b)   [ x  ]
-------------------------------------------------------------------------------------------------------------------------------

        3.           SEC Use Only

-------------------------------------------------------------------------------------------------------------------------------

        4.           Source of funds
                     PF - Personal Funds of Reporting Person
-------------------------------------------------------------------------------------------------------------------------------

        5.           Check Box if Disclosure of Legal Proceedings is Required Pursuant                                 [    ]
                     to items 2(d) or 2(e)

-------------------------------------------------------------------------------------------------------------------------------

        6.           Citizenship or Place or Organization
                     United States of America

-------------------------------------------------------------------------------------------------------------------------------

Number of            7.       Sole Voting Power                           499,395
Shares
Beneficially       ------------------------------------------------------------------------------------------------------------
Owned by Each
Reporting            8.       Shared Voting Power                         385,926
Person With
                   ------------------------------------------------------------------------------------------------------------

                     9.       Sole Dispositive Power                      499,395

                   ------------------------------------------------------------------------------------------------------------

                     10.      Shared Dispositive Power                    385,926

                   ------------------------------------------------------------------------------------------------------------

11.                 Aggregate Amount Beneficially Owned by Each Reporting Person                                      885,321

-------------------------------------------------------------------------------------------------------------------------------

12.                 Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:                             [    ]

-------------------------------------------------------------------------------------------------------------------------------

13.                 Percent of Class Represented by Amount in Row (11):                                                 11.2%

-------------------------------------------------------------------------------------------------------------------------------

14.                 Type of Reporting Person                                                             IN-Individual Person

-------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 339825101

-------------------------------------------------------------------------------------------------------------------------------

 1.              Name of reporting persons                                                            Equity Resource Group of
                                                                                                      Indian River County, Inc.


                 S.S. or I.R.S. Identification Nos. of Above Persons                                          ID No. 65-0197458

-------------------------------------------------------------------------------------------------------------------------------

 2.              Check the Appropriate Box if a Member of a Group (See Instructions)                            (a)     [    ]
                                                                                                                (b)     [ x  ]

-------------------------------------------------------------------------------------------------------------------------------

 3.              SEC Use Only

-------------------------------------------------------------------------------------------------------------------------------

 4.              Source of funds
                 OF - Other

-------------------------------------------------------------------------------------------------------------------------------


 5.              Check Box if Disclosure of Legal Proceedings is Required Pursuant to
                 items 2(d) or 2(e)                                                                                     [    ]

-------------------------------------------------------------------------------------------------------------------------------

 6.              Citizenship or Place or Organization
                 Florida

-------------------------------------------------------------------------------------------------------------------------------

Number of        7.        Sole Voting Power                                    55,358
Shares
Beneficially   ----------------------------------------------------------------------------------------------------------------
Owned by
Each             8.        Shared Voting Power                                  ------
Reporting
Person With    ----------------------------------------------------------------------------------------------------------------

                 9.        Sole Dispositive Power                               55,358

               ----------------------------------------------------------------------------------------------------------------

                 10.       Shared Dispositive Power                             ------

               ----------------------------------------------------------------------------------------------------------------


11.              Aggregate Amount Beneficially Owned by Each Reporting Person                                           55,358

-------------------------------------------------------------------------------------------------------------------------------

12.              Check box if the Aggregate Amount in Row (11) Excludes Certain Shares:                                 [    ]

-------------------------------------------------------------------------------------------------------------------------------

13.              Percent of Class Represented by Amount in Row (11):                                                     0.70%

-------------------------------------------------------------------------------------------------------------------------------

14.              Type of Reporting Person                                                                 IN-Individual Person

-------------------------------------------------------------------------------------------------------------------------------

                               Amendment No. 3 to
                                  Schedule 13D
                          Florafax International, Inc.

            This Amendment No. 3 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D filed December 6, 1990 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D filed May 10, 1993 each filed by Andrew W. Williams and Amendment No. 2 to the Schedule 13D filed September 10, 1996, filed by Andrew W. Williams and Equity Resource Group of Indian River County, Inc. ( "ERG" and together with Andrew W. Williams, the "Reporting Persons") relating to the common stock (the "Common Stock") of Florafax International, Inc. (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meaning assigned thereto in the Schedule 13D. The address of the Issuer is 8075 20th Street, Vero Beach, Florida 32966.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is amended and restated in its entirety to read as follows:

            (a) Andrew W. Williams is the beneficial owner of 885,321 shares representing 11.2% of the Common Stock. The 885,321 shares of Common Stock beneficially owned by Mr. Williams includes:

                        (i) 133,735 shares of Common Stock owned solely by Mr. Williams;

                        (ii) 326,118 shares of Common Stock owned jointly by Mr. Williams and his wife, Robin W. Williams;

                        (iii) 2,160 shares of Common Stock controlled by Mr. Williams and held for the benefit of Theodore J. Williams, Mr. Williams minor son;

                        (iv) 55,358 shares of Common Stock owned by ERG, of which Mr. Williams is President, director and majority owner;

                        (v) 38,500 shares of the 77,000 shares of Common Stock owned by Confidential Services, Inc., due to Mr. Williams control of 50% of Confidential through his 5% ownership and as guardian for Theodore J. Williams' 25% ownership;

                        (vi) 4,450 shares of Common Stock as the residual beneficiary of the W. Peter Williams Irrevocable Trust; and

                        (vii) 325,000 shares of Common Stock subject to options held by Mr. Williams.

            The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As of October 7, 1998 there were 7,929,223 shares of Common Stock of the Issuer outstanding as reported in the Issuer's Annual Report on Form 10KSB for the period ended August 31, 1998.

            (b)         (i)       Andrew W. Williams has the sole power (i) to
vote or to direct the voting of and (ii) to dispose and to direct the disposition of 499,395 shares of Common Stock beneficially owned by him.

                        (ii) Andrew W. Williams has the shared power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of 385,926 shares of Common Stock beneficially owned by him.

            (c)         (i)      ERG has the sole power (i) to vote and to
direct the voting of and (ii) to dispose and direct the disposition of none of the shares of Common Stock beneficially owned by it.

                        (ii) ERG has the shared power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of 55,358 shares of Common Stock beneficially owned by it.

            (d) On October 22, 1998, the Board of Directors of ERG declared a dividend for the distribution of one share of the Issuer's Common Stock for every seven shares of common stock of ERG held by the shareholders of ERG as of the October 30, 1998 record date. As a result of this dividend: (i) Andrew W. Williams received 37,335 shares of Common Stock; (ii) 39,285 shares of Common Stock were distributed as a dividend to Robin W. Williams, wife of Mr. Williams; (iii) 62,387 shares of Common Stock were distributed jointly to Mr. and Mrs. Williams; (iv) 63,383 shares of Common Stock was distributed to the Robin W. Williams Family Trust; and (v) 38,671 shares of Common Stock were distributed to the Alvin W. Wunderlich, Jr. Grandchildren Trust; (v) and 13,348 shares of Common Stock were distributed to the W. Peter Williams Irrevocable Trust. The dividend distribution was effected at the offices of ERG by the appropriate officer of ERG in Vero Beach, Florida.

            (d)     Not Applicable.

            (e) As a result of the dividend distribution described in Item 5(c) above, on November 9, 1998 ERG ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            On December 9, 1998 the Reporting Persons entered into a voting agreement and proxy with Gerald Stevens, Inc. and certain other stockholders pursuant to which the Reporting Persons granted an irrevocable proxy to Gerald Stevens, Inc. in connection with certain matters to be acted upon at the meeting(s) of the stockholders of the Issuer to be held for the purpose of approving the merger of a wholly-owned subsidiary of the Issuer with and into Gerald Stevens, Inc.

            Mr. Williams is the husband of Robin W. Williams who is also the beneficial owner of more than five percent of the Common Stock.

Item 7.     Material to be Filed as Exhibits.

            A form of the Voting Agreement dated December 9, 1998 by and among certain principal stockholders of the Issuer and Gerald Stevens, Inc. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K dated December 9, 1998 filed by the Issuer with the Securities and Exchange Commission ("SEC") File No. 0-5531).

            Agreement of Joint Filing between the Reporting Persons (incorporated herein by reference to the Amendment No. 2 of the Schedule 13D of Andrew W. Williams dated September 10, 1996) filed with the SEC on October 7, 1996.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:      January 29, 1999

Equity Resource Group of Indian River
County, Inc.

/s/ Andrew W. Williams                                   /s/ Andrew W. Williams
---------------------------------                        ----------------------
Andrew W. Williams, President                            Andrew W. Williams